FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:        "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:      Director

Dated: April 25, 2006

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758      Fax:  (604) 687-4212

NEWS RELEASE

        Symbol “AKV”: TSX Venture Exchange

        SEC Form 20F Registration CIK:  1194506

.Symbol: Pink Sheets: “AXVEF”

Monday, April 24, 2006

ACREX ANNOUNCES SPANISH MOUNTAIN EXPLORATION PROGRAM

Acrex Ventures Ltd. ("Acrex") is pleased to announce plans for an aggressive exploration program on its optioned Spanish Mountain property, located near Likely, B.C.  The Spanish Mountain Property is located immediately adjacent to and along strike from Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture gold project.

On Februanry 22, 2006, Skygold Ventures Ltd. and Wildrose Resources Ltd. announced results from the 2005 drill program on their Spanish Mountain property.  Results to date have intersected a significant bulk mineable zone of gold mineralization within the Main Zone which extends 700 metres north-south, 300 metres east-west and to a depth of 200 metres and remains open in all directions.  Reconnaissance drilling up to 500 metres west of the Main Zone highlights potential for large-scale expansion of the zone.  The reported highlights of the drilling results included a statement that:

Gold mineralization has now been expanded and includes “zones averaging 39.50 metres of 1.55 g/t gold and 57.05 metres of 1.21 g/t gold.  This confirms the interpretation of multiple sub-parallel zones that remain open in all directions.  Hole RC-310 at the northern end of the Main Zone intersected 116.44 metres of 1.34 g/t gold to the bottom of the hole including 20.43 metres of 2.28 g/t gold.  This hole represents one of the widest and highest grade gold intercepts on the property and demonstrates the potential for continued expansion of the Main Zone”.

Work conducted by the Skygold-Wildrose joint venture indicates that diamond drilling of zones with elevated gold-in-soil is successful at intersecting gold in bedrock to over 100 metres depths on the Spanish Mountain Property.

In October 2005, Acrex completed programs of geochemical sampling, prospecting, and reconnaissance mapping on its Spanish Mountain gold properties - which border the Skygold-Wildrose properties to the northwest and southeast.  Results of the sampling program outline a strong gold soil anomaly on the Hepburn Lake grid that is located immediately west of the Skygold-Wildrose joint venture claims.  Within the southern portion of the Hepburn Lake sample grid there is an 800 metre by 1000 metre area that averages greater than 50 ppb gold (see Acrex news release dated Nov. 30, 2005).  The current Hepburn Lake grid utilized 25-metre sample intervals along 200-metre spaced lines.  The company’s consultant recommends detailed geochemical sampling at closer line spacing as well as additional geochemical lines to the east and west where the indicated soil anomaly extends.  This is to be coupled with geological mapping and prospecting in order to fully define targets in preparation for trenching and diamond drill testing.

The 2006 exploration program on the Hepburn Lake grid, consisting of infill soil geochemical sampling and magnetometer surveying, will be followed up by trenching and drilling of the most favourable anomalies.  Acrex has signed a diamond drill contract, with drilling scheduled for early summer.  As well, continued exploration will take place on a second claim block held by Acrex, located immediately adjacent to the east side of the Skygold-Wildrose joint venture properties.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.